Allianz Life Insurance Company of North America

Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com
 www.allianzlife.com

April 7, 2011

Ms. Sally Samuel
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, DC    20549-4644

Re:                  Allianz Life Insurance Company of North America
Allianz Life Variable Account B
Pre-Effective Amendment No.1 to Registration Statement on Form N-4/A
File Nos. 333-171427 and 811-05618

Dear Ms. Samuel:

We received written comments from you on February 16, 2011 and oral comments on April 6, 2011 with respect to Registrant's above-referenced Initial Registration Statement Nos. 333-171427 and 811-05618. For the convenience of the staff in reviewing this response to comments, we are sending via email to the Office of Insurance Products of the Division of Investment Management, a redline copy of the prospectus and SAI. Financial statements, exhibits, and other required or missing disclosures are also included in this filing. All page numbers in this letter refer to the first redlined courtesy copy that was sent to you.

Within the attached Pre-Effective Amendment are letters, submitted by Allianz Life of North America and the principal underwriter of the Separate Account pursuant to Rule 461 under the Securities Act of 1933, that request acceleration of the effectiveness of the Registration Statement to April 8, 2011 or as soon as practicable after the filing of such amendment.

ORAL COMMENTS RECEIVED April 6, 2011

1.      Withdrawal Charge (Page 29)

Comment:

Please add a third bolded sentence to the second paragraph: However, any amounts used to pay a withdrawal charge are subject to a withdrawal charge.

Response:

Added as requested.

AZL-Vision-N-4/A page 1

2.      Free-Look-Right to Examine Period (Page 16)

Comment:

Please clarify when a free look will be “less fees and charges.”

Response:

Revised as requested.

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WRITTEN COMMENTS RECEIVED February 16, 2011

1.      General

Comments:

(a).	Please make sure to define each defined term the first time it is used in the text of the prospectus, even if it is also defined in the glossary.

(b).	Please explain why Bonus Value applies to the national contract and not to the NY version.

Responses:

(a).	Acknowledged.

(b).
Bonus Value applies to the national contract because its Bonus Option has a vesting schedule and so has both a Bonus Value that includes unvested bonus as well as a Contract Value that includes only vested bonus. The Bonus Option available on the NY version has no vesting schedule.

2.      Free-Look-Right to Examine Period (Page 16)

Comments:

(a).
Please combine the fifth and sixth sentences of this section as follows, or words to the same effect: “In certain states where we are required to refund Purchase Payments, or if you have an IRA Qualified Contract, we refund your Purchase Payments less withdrawals, or Contract Value, if greater.” Please also clarify in the sentence dealing with California, that you will return the greater of Purchase Payments less withdrawals, or Contract Value. Also, please clarify what other fee and charges are not included within the defined term Contract Value.

(b).	This comment, other than the last sentence, does not apply to the New York version.

Responses:

(a).	Revised as requested. The only charge not included in the defined term Contract Value is the withdrawal charge.

(b).	Acknowledged.

AZL-Vision-N-4/A page 2

3.      Transfers Between Investment Options (Page 24)

Comment:

In the third bullet, please clarify that you do not allow transfers during the free-look period (if true), or specify the circumstances when such transfers are not allowed.

Response:

We do not currently restrict transfers between investment options during the free-look period, except that for persons age 60 or older in the State of California, we restrict transfer of money placed into the AZL Money Market Fund, as disclosed on page 16 of the prospectus.

4.      Withdrawal Charge (Page 29)

Comment:

Please reconcile the last sentence of the first paragraph of this section with the second bolded sentence of the second paragraph.

Response:

We revised the second bolded sentence of the second paragraph to read as follows:

We also do not assess a withdrawal charge on penalty-free withdrawals or amounts we deduct to pay Contract charges, other than the withdrawal charge.

5.      Waiver of Withdrawal Charge Benefit (Page 35)

Comment:

Please use the term “Good Order” (defined on page 5) to specify the proof of confinement required, rather than using “in a form satisfactory to us”.

Response:

Revised as requested.

6.      Requesting Lifetime Plus Payments (Page 45)

Comment:

In the first sentence of the last paragraph, please clarify that only Excess Withdrawals which reduce Contract Value to zero terminate Lifetime Plus Payments.

Response:

Revised as requested.

7.      Target Value Note (Page 51)

Comment:

Please rewrite the bolded “Note” so that it is clear the unvested amounts are not included in Target Value or Contract Value. Also, please explain the impact of Bonus Value in this context.

Response:

In response to sentence 1 of the Comment, revised as requested.

In response to sentence 2, the Bonus Value does not affect the Target Value or Contract Value until the Contract Anniversary, when an additional portion of the Bonus Value vests, increases the Contract Value, and may increase the Target Value.

AZL-Vision-N-4/A page 3

8.      Powers of Attorney

Comment:

Please attach powers of attorney which relate to this filing. Exhibit 13 referenced in the exhibit list is not attached to filing

Response:

Acknowledged.

9.      Financial Statements, Exhibits and Other Information

Comment:

Financial statements, exhibits, and other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

Response:

Acknowledged.

10.      Tandy Comment

Comment:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to the registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the registrant is responsible for the adequacy and accuracy of the disclosure in the filing; the staff’s review and comments, the registrant’s changes to the disclosure in the response to staff’s comments or the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve registrant from responsibility; and

•	the registrant my not asset this action or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Response:

Acknowledged.

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AZL-Vision-N-4/A page 4

Manually executed signature pages have been executed prior to the time of this electronic filing and will be retained by the Company for five years.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,

Allianz Life Insurance Company of North America

By: /s/ Stewart D. Gregg
            Stewart D. Gregg

AZL-Vision-N-4/A page 5

Allianz Life Financial Services, LLC

Stewart D. Gregg
Vice President
5701 Golden Hills Drive
Minneapolis, MN  55416-1297

Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com

April 7, 2011

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, D.C. 20549

RE:  Allianz Life Insurance Company of North America
        Allianz Life Variable Account B (File No. 811-05618)
        Registration Statement No. 333-171427 on Form N-4
        Pre-Effective Amendment No. 1

Dear Sir/Madam:

Allianz Life Financial Services, LLC, as principal underwriter for the above-referenced Registrant, joins the Registrants in their request to accelerate the effective date of the above captioned pre-effective-amendments to the Registration Statements and request that said amendments become effective on April 8, 2011 or as soon as practicable after the filing of such pre-effective amendment.

The Registrant acknowledges that changes to the Registration Statement based on Staff comments do not bar the Commission from taking future action and that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Allianz Life Financial Services, LLC

/s/ Stewart D. Gregg
_______________________________________

Allianz Life Insurance Company of North America
Stewart D. Gregg
Senior Securities Counsel
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
Telefax:       763-765-6355
stewart.gregg@allianzlife.com

April 7, 2011

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, D.C. 20549

RE:  Allianz Life Insurance Company of North America
        Allianz Life Variable Account B (File No. 811-05618)
        Registration Statement Nos. 333-171427 on Form N-4
        Pre-Effective Amendment No. 1

Dear Sir/Madam:

The Registrant hereby requests acceleration of the effective date of the above captioned pre-effective amendment to the Registration Statement and requests that said amendments become effective on April 8, 2011 or as soon as practicable after the filing of such pre-effective amendment.

The Registrant acknowledges that changes to the Registration Statement based on Staff comments do not bar the Commission from taking future action and that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Allianz Life Variable Account B
Allianz Life Insurance Company of North America

/s/ Stewart D. Gregg
___________________________________